December 23, 2005
Mr. Jay Webb
Mail Stop 6010
Securities and Exchange Commission
450 — 5th Street NW
Washington, D. C. 20549

Re:	Medtronic, Inc.
Form 10-K for the year ended April 29, 2005
Filed June 29, 2005
File No. 001-7707
Dear Mr. Webb:
     Please find below Medtronic Inc.’s responses to your comments as noted in your letter to Medtronic, Inc. (the “Company”) dated December 14, 2005:
Consolidated Financial Statements, Note 3, Special and IPR&D Charges, page 52
1.	We noted that you classified certain litigation costs as “special charges” in your income statement. In addition, we noted that you state that these “charges result from unique facts and circumstances that likely will not recur with similar materiality or impact on income from continuing operations.” Please tell us why you believe litigation costs incurred in the ordinary course of your business are considered “special charges.” Litigation costs are normally considered an ordinary cost of business and are not considered to be special charges. Please also tell us why you refer to these charges as non-recurring, when it appears you have recorded special charges in each of the last three years. We may have further comments after reviewing your response. Revise your descriptions of these costs in future filings as necessary based on our comment.
Response:
As noted in the disclosures to our Form 10-K, we believe that certain litigation costs, such as certain legal settlements/judgments, should be classified as special charges as they result from unique facts and circumstances that likely will not recur with similar materiality or impact on continuing operations. The outcome of certain litigation is neither predictable nor routine in nature, and therefore when discrete settlements or judgments occur, we classify the financial impact as special charges and transparently disclose the nature of the charges in the MD&A and the notes to the financial statements. In particular, each matter which we have disclosed as a special charge relates to a significant dispute with a third party, often with regard to unique intellectual property rights that individually likely would not recur. Although we have recorded special charges related to litigation in previous fiscal periods, we believe that it is important for

Mr. Jay Webb
December 23, 2005

the reader of our financial statements to understand that each charge is the result of a discrete legal matter with unique facts and circumstances and presentation of this information is useful to understanding our financial trends and provides the reader with the requisite information to assess the comparability of our financial results between fiscal periods. For example, in the fourth quarter of fiscal year 2005 we recorded $654.4 million of litigation related costs in special charges. If recorded within selling, general, and administrative expense (SG&A) as part of our normal course of business, the inclusion of this item would have resulted in a 38% increase in SG&A over the prior fiscal year compared to 15% without this item. We believe that this is not indicative of our typical financial trends and would limit the comparability between periods, thus resulting in less meaningful financial reporting to the reader. Although litigation is prevalent in our industry, the nature of each individual settlement/judgment is neither predictable nor routine and therefore best disclosed to the reader separately.
We respectively note your concerns with regard to our disclosure using the words “will not recur with similar materiality or impact,” which could lead a reader to conclude that we believe litigation charges of this nature will not recur in subsequent periods. We will revise our description of special charges in future filings to state that “charges result from unique facts and circumstances that may or may not recur with similar materiality or impact on income from continuing operations.”
Note 14. Commitments and Contingencies, page 71
2.	We see your statement that “negative outcomes for the balance of the litigation matters generally are not considered probable or cannot be reasonably estimated.” Please revise your contingency disclosures in future filings to be more specific. For each contingency discussed, revise your disclosure to comply with paragraphs 9-12 of SFAS 5. This would include disclosing ranges of possible losses (or stating no ranges can be estimated) for all contingencies that have a reasonable possibility of causing a material negative impact to your financial statements.
Response:
We will revise our contingency disclosures to specifically conclude on each contingency and delete the reference to “generally” in future filings.
Form 8-K dated November 16, 2005
3.	With respect to the non-GAAP disclosures, please respond to the following:
•	We note that your reconciliation of the non-GAAP information as required by Regulation G is in the form of a statement of operations. We do not believe that the presentation of a non-GAAP statement of operations is appropriate unless all disclosures required by Item 10(e)(1)(i) of Regulation S-K are included for each separate non-GAAP measure. Please delete this presentation from all future Forms 8-K. If you continue to present non-GAAP information, Item 2.02 of Form 8-K

Mr. Jay Webb
December 23, 2005

requires that disclosures “furnished” include information that complies with the disclosure requirements of Item 10(e)(1)(i) of Regulation S-K. Accordingly, in addition to the reconciliation for each non-GAAP measure, you must also provide statements disclosing the reasons why management believes presentation of each of the individual non-GAAP measures provide useful information to investors regarding your financial condition and results of operations. These disclosures should be specific and substantive to each individual measure. Refer to SEC Release 33-8176 and also Question 8 of the FAQ Regarding the Use of Non-GAAP Financial Measures, dated June 13, 2003. Please confirm that you will revise your Forms 8-K in future periods to provide all of the disclosures required by Item 10(e)(1)(i) for each non-GAAP measure presented. Provide us with a full sample of your proposed disclosure.
Response:
We will revise our non-GAAP disclosure in future filings in accordance with your comments. We also confirm that we will revise our Forms 8-K in the future to provide all of the disclosures required by Item 10(e)(1)(i) for each non-GAAP measure presented. A full sample of our proposed disclosure based upon our Form 8-K dated November 16, 2005 is attached to this letter for your review.
•	Revise future filings to include a GAAP Statement of Operations prior to your reconciliation to GAAP earnings in order to present the GAAP Statement of Operations with greater prominence than the non-GAAP information.
Response:
We will revise future filings to include a GAAP Statement of Operations prior to our reconciliation to GAAP earnings in order to present the GAAP Statement of Operations with equal or greater prominence than the non-GAAP information.
•	Please tell us why you believe it is appropriate and compliant with Regulation G to exclude “special charges” such as litigation, restructuring charges and certain tax adjustments to your non-GAAP disclosures. We note it appears that many of those adjustments are recurring since similar charges have been recorded in each of the preceding two years.
Response:
We believe quantitative and qualitative disclosures of certain significant items that result from unique facts and circumstances that may or may not recur with similar materiality or impact on continuing operations are critical to assisting the reader in understanding our typical financial trends, and useful in comparing our financial results between fiscal periods. We have classified items such as litigation (as discussed in our response to comment number 1 above) and certain tax adjustments as “special charges” because they result from a set of unique facts and circumstances, the presentation of which is useful to the reader of the

Mr. Jay Webb
December 23, 2005

financial statements in understanding financial trends. Furthermore, when presented with appropriate GAAP information, we believe it is important that the quantitative disclosure of these items include both the impact on earnings and the impact on earnings per share.
For example, please consider our second quarter of fiscal year 2006 results filed with the Commission on December 6, 2005. As reported diluted earnings per share (EPS) for the three months ended October 28, 2005 was $0.67, or a 52% increase over the same period of the prior year, which generated diluted EPS of $0.44. While our business has grown, the 52% growth rate suggested by the as reported diluted EPS is uncharacteristically high without consideration of the special items recorded during the quarter. In this case, the growth in as reported diluted EPS is distorted, in part, by a $225.0 million tax benefit associated with favorable agreements reached with the IRS involving the review of fiscal years 1997 through 2002 domestic income tax returns, partially offset by a $100.0 million pre-tax charitable donation ($65.6 million after-tax) to The Medtronic Foundation. Excluding the impact of these special items, diluted EPS increased 23%. When an issuer describes the nature of discrete items, such as the special items described above, and presents the appropriate GAAP reconciliation, the reader is provided with useful data necessary to make more informed inferences and assumptions about the Company’s future financial trends.
Form 10-Q for the quarter ended October 28, 2005, Item 4, Controls and Procedures — page 36
4.	We note your statement that your chief executive officer and your chief financial officer “have concluded that, as of the end of the period covered by this quarterly report, our disclosure controls and procedures are adequately designed to ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in applicable rules and forms.” It does not appear that your certifying officers have reached a conclusion that your disclosure controls and procedures are effective. Please revise this filing to address your officers’ conclusions regarding the effectiveness of your disclosure controls and procedures.
Response:
We hereby confirm that our disclosure controls and procedures are effective as of October 28, 2005 and we will make such specific disclosure in future filings. A sample of the proposed full disclosure of our Controls and Procedures is as follows:
Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures and changes in the Company’s internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934 (the Exchange Act)) as of the end of the period covered by this report. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the

Mr. Jay Webb
December 23, 2005

period covered by this quarterly report, our disclosure controls and procedures are effective and are adequately designed to ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in applicable rules and forms.
Pursuant to your request the Company acknowledges that
--	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

--	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

--	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions regarding these matters, please contact me (763-505-2770) or, in my absence, Thomas Tefft, Vice President and Corporate Controller (763-505-1510).
Sincerely,
/s/ Gary L. Ellis
Gary L. Ellis
Senior Vice President and Chief Financial Officer
Medtronic, Inc.
World Headquarters
710 Medtronic Parkway
Minneapolis, MN 55432-5604
Phone: (763) 505-2770
Fax: (763) 572-5474
E-Mail: gary.l.ellis@medtronic.com

cc: Julie Sherman

MEDTRONIC, INC.
CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS
(Unaudited)
(in millions, except per share data)

	Three months ended		Six months ended
	October 28, 2005	October 29, 2004	October 28, 2005	October 29, 2004

Net sales	$2,765.4	$2,399.8	$5,455.8	$4,745.9

Costs and expenses:
Cost of products sold	694.8	584.8	1,348.6	1,135.1
Research and development expense	275.4	232.7	538.6	462.4
Selling, general, and administrative expense	903.2	772.0	1,785.6	1,541.7
Special charges	100.0	—	100.0	—
Purchased in-process research and development (IPR&D)	—	—	363.8	—
Other expense, net	40.5	62.9	91.5	117.5
Interest income	(13.4)	(7.1)	(28.8)	(11.4)

Total costs and expenses	2,000.5	1,645.3	4,199.3	3,245.3

Earnings (loss) before income taxes	764.9	754.5	1,256.5	1,500.6

Provision for income taxes	(51.6)	218.8	119.4	435.2

Net earnings	$816.5	$535.7	$1,137.1	$1,065.4

Earnings (loss) per share:
Basic	$0.68	$0.44	$0.94	$0.88

Diluted	$0.67	$0.44	$0.93	$0.87

Weighted average shares outstanding:
Basic	1,208.6	1,209.5	1,209.6	1,209.3
Diluted	1,222.5	1,221.4	1,222.4	1,221.2

SAMPLE
MEDTRONIC, INC.
RECONCILIATION OF CONSOLIDATED GAAP EARNINGS
TO CONSOLIDATED ADJUSTED EARNINGS
(Unaudited)
(in millions, except per share data)

	Three months ended			Three months ended
	October 28, 2005			October 29, 2004
	U.S. GAAP		Adjusted	U.S. GAAP
	As Reported	Adjustments	Earnings	As Reported
Net sales	$2,765.4	$—	$2,765.4	$2,399.8

Costs and expenses:
Cost of products sold	694.8	—	694.8	584.8
Research and development expense	275.4	—	275.4	232.7
Selling, general, and administrative expense	903.2	—	903.2	772.0
Special charges (1)	100.0	100.0	—	—
Other expense, net	40.5	—	40.5	62.9
Interest income	(13.4)	—	(13.4)	(7.1)

Total costs and expenses	2,000.5	100.0	1,900.5	1,645.3

Earnings (loss) before income taxes	764.9	(100.0)	864.9	754.5

Provision for income taxes (2)	(51.6)	(259.4)	207.8	218.8

Net earnings	$816.5	$159.4	$657.1	$535.7

Earnings (loss) per share:
Basic	$0.68	$0.13	$0.54	$0.44

Diluted	$0.67	$0.13	$0.54	$0.44

Weighted average shares outstanding:
Basic	1,208.6		1,208.6	1,209.5
Diluted	1,222.5		1,222.5	1,221.4
(1) In addition to disclosing results that are determined in accordance with U.S. generally accepted accounting principles (GAAP), Medtronic management believes that in order to properly understand its short-term and long-term financial trends, investors may find it useful to consider the impact of the $100.0 million pre-tax charitable donation to The Medtronic Foundation. The Company has not made a similar contribution to The Medtronic Foundation since fiscal year 2002 nor is there a current intent to make a similar contribution to The Medtronic Foundation in future periods. In addition, Medtronic management uses results of operations before this special charge to evaluate the operational performance of the Company and as a basis for operational planning and forecasting. Investors should consider these non-GAAP measures in addition to, and not as a substitute for, financial performance measures prepared in accordance with GAAP.
(2) In addition to disclosing results that are determined in accordance with GAAP, Medtronic managment believes that in order to properly understand its short-term and long-term financial trends, investors may find it useful to consider the impact of this $225.0 million tax benefit associated with favorable agreements reached with the IRS involving the review of fiscal years 1997 through 2002 domestic income tax returns and the $34.4 million tax effect of the charitable contribution described above. Due to the impact on our annual effective tax rate, management determined it was necessary to disclose the impact of these tax adjustments as a separate item as it was the result of a discrete event. Medtronic management uses results of operations before certain tax adjustments to evaluate the operational performance of the Company and as a basis for operational planning and forecasting. Investors should consider these non-GAAP measures in addition to, and not as a substitute for, financial performance measures prepared in accordance with GAAP.

SAMPLE
MEDTRONIC, INC.
RECONCILIATION OF CONSOLIDATED GAAP EARNINGS
TO CONSOLIDATED NON-GAAP EARNINGS
(Unaudited)
(in millions, except per share data)

	Six months ended			Six months ended
	October 28, 2005			October 29, 2004
	U.S. GAAP		Adjusted	U.S. GAAP
	As Reported	Adjustments	Earnings	As Reported
Net sales	$5,455.8	$—	$5,455.8	$4,745.9

Costs and expenses:
Cost of products sold	1,348.6	—	1,348.6	1,135.1
Research and development expense	538.6	—	538.6	462.4
Selling, general, and administrative expense	1,785.6	—	1,785.6	1,541.7
Special charges (1)	100.0	100.0	—	—
Purchased in-process research and development (IPR&D) (2)	363.8	363.8	—	—
Other expense	91.5	—	91.5	117.5
Interest income	(28.8)	—	(28.8)	(11.4)

Total costs and expenses	4,199.3	463.8	3,735.5	3,245.3

Earnings (loss) before income taxes	1,256.5	(463.8)	1,720.3	1,500.6

Provision for income taxes (3)	119.4	(327.9)	447.3	435.2

Net earnings (loss)	$1,137.1	$(135.9)	$1,273.0	$1,065.4

Earnings (loss) per share:
Basic	$0.94	$(0.11)	$1.05	$0.88

Diluted	$0.93	$(0.11)	$1.04	$0.87

Weighted average shares outstanding:
Basic	1,209.6		1,209.6	1,209.3
Diluted	1,222.4		1,222.4	1,221.2
(1) In addition to disclosing results that are determined in accordance with U.S. generally accepted accounting principles (GAAP), Medtronic management believes that in order to properly understand its short-term and long-term financial trends, investors may find it useful to consider the impact of the $100.0 million pre-tax charitable donation to The Medtronic Foundation. The Company has not made a similar contribution to The Medtronic Foundation since fiscal year 2002 nor is there a current intent to make a similar contribution to The Medtronic Foundation in future periods. In addition, Medtronic management uses results of operations before this special charge to evaluate the operational performance of the Company and as a basis for operational planning and forecasting. Investors should consider these non-GAAP measures in addition to, and not as a substitute for, financial performance measures prepared in accordance with GAAP.
(2) In addition to disclosing results that are determined in accordance with GAAP, Medtronic managment believes that in order to properly understand its short-term and long-term financial trends, investors may find it useful to consider the impact of the charge of $168.7 million related to a product acquired from Transneuronix, Inc. that had not yet reached technological feasability and had no future alternative use, $175.1 million related to the purchase of spinal technology based devices owned by Gary K. Michelson, M.D. and Karlin Technology, Inc. that had not yet reached technological feasability and had no future alternative use, and $20.0 million related to a cross-licensing agreement with NeuroPace, Inc. for patent and patent applications that had not yet reached technological feasability and had no future alternative use. These charges result from facts and circumstances that vary in frequency and/or impact on continuing operations. In the case of Medtronic’s business, certain of these items can be considered recurring in nature, however the timing and impact of these items on continuing operations are not predictable, nor constant year over year as these IPR&D charges are the result of discrete events. As a result, Medtronic management uses results of operations before special and IPR&D charges to evaluate the operational performance of the Company and as a basis for operational planning and forecasting. Investors should consider these non-GAAP measures in addition to, and not as a substitute for, financial performance measures prepared in accordance with GAAP.
(3) In addition to disclosing results that are determined in accordance with GAAP, Medtronic managment believes that in order to properly understand its short-term and long-term financial trends, investors may find it useful to consider the impact of this $225.0 million tax benefit associated with favorable agreements reached with the IRS involving the review of fiscal years 1997 through 2002 domestic income tax returns and the $34.4 million tax effect of the charitable contribution described above. Due to the impact on our annual effective tax rate, management determined it was necessary to disclose the impact of these tax adjustments as a separate item as it was the result of a discrete event. Medtronic management uses results of operations before certain tax adjustments to evaluate the operational performance of the Company and as a basis for operational planning and forecasting. Investors should consider these non-GAAP measures in addition to, and not as a substitute for, financial performance measures prepared in accordance with GAAP.